
Mail Stop 3561

May 24, 2007

By Facsimile and U.S. Mail

Mr. Hugo M. Cancio
President and Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, FL 33018

> **Re: Fuego Entertainment, Inc.**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year**
>   **Ended May 31, 2006**
> **Filed April 23, 2007**
> **Form 8-K Dated August 24, 2006**
> **Filed August 25, 2006**
> **Form 10-QSB for Fiscal Quarter Ended February 28, 2007**
> **Filed April 23, 2007**
> **File No.'s 0-52054**

Dear Mr. Cancio:

      We have reviewed your response dated April 18, 2007 to our comment letter dated January 23, 2007 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for Fiscal Year Ended May 31, 2006

 Item 6. Management's Discussion and Analysis or Plan of Operation, page 7

1.   We note your response to comment 4 in our letter dated January 23, 2007. In revised and future filings please clarify and expand your disclosure to explicitly state relevant details from Exhibit 10.1 including the following:

- The parties to the agreement are Fuego Entertainment, Inc. and Hugo Cancio;
- The royalties are 25% of net revenue generated from sales, distribution and license rights to the film;

- The proceeds are paid quarterly;
- The amounts paid in each quarter for each period included in the filing along with the cumulative amount paid; and
- If there are no net proceeds after one year, all rights return to the producer.

Please also expand and revise other related disclosures for consistency. For example, we refer you to footnote 10. See SFAS 57.

2.   We note your response to comment 5 in our letter dated January 23, 2007. You state you expect to profit substantially from the projects, however; your response does not include any substantive reasons that support your belief impairment does not exist. Please provide a response that includes an accounting basis for management's conclusion. For example, tell us how you determined individual unamortized project costs did not exceed the project's estimated fair value (whether completed or not), as the process is described in paragraphs 44 through 47 of SOP 00-2.

Item 8A. Controls and Procedures, page 11

3.   We note your response to comment 8 in our letter dated January 23, 2007. Please further revise the disclosure to include the following:

- Include a conclusion on ineffectiveness as of the end of the period covered by the report. Currently the disclosure only states when the period of evaluation was carried out; and
- In addition to disclosing disclosure controls and procedures were ineffective in gathering, analyzing and disclosing information, also include, if true, that your officers concluded that your disclosure controls and procedures are also ineffective to ensure that information required to be disclosures in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and accounting officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Changes in Internal Controls, page 12

4.   Please disclose, if true, that there were no changes in internal controls over financial reporting that occurred during your last fiscal quarter (the fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. See Item 308(c) of Regulation S-B.

Item 10. Executive Compensation, page 13

5.   Please disclose Mr. Hugo Cancio's compensation in the appropriate categories. You may supplementally disclose Mr. Cancio elected to contribute a portion of his compensation for the period presented.

Notes to Financial Statements, page F-7

6. Related Party Transactions, page F-11

6.   We refer you to paragraph two. Please revise this disclosure to accurately reflect the relevant facts presented in your press release dated August 24, 2006. For example disclose that Fuego Entertainment Media, LLC (FEML) not Fuego Entertainment, Inc. (FEI), has entered into a two year lease agreement with a third party to broadcast programming and the lease provides FEML the option to purchase certain assets for $3.8 million. Disclose that FEI entered into a service agreement with FEML to operate and manage the television stations and that FEML has provided its purchase option to FEI at no cost and on similar terms. Also, please advise or disclose the stations to be Fuego TV rather than City TV, Inc., as applicable.

10. Subsequent Events, page F-14

7.   If you have executed a formal agreement with L4 Media Group, LLC, please file it as an exhibit to your filing. To the extent an agreement has not been executed please exclude this disclosure form future filings.

Exhibit 31.1

8.   Please revise exhibits 31.1 and 31.2 to specifically refer to the annual report as an amendment on Form 10-KSB.

Form 10-QSB for Fiscal Quarter Ended February 28, 2007

Balance Sheets, page 4

9.   We refer you to note 4. Please file as exhibits, or incorporate by reference, the note payable agreements with Ciocan and Mr. Hugo Cancio. See Item 601(b)(4) of Regulation S-B. If payment terms are undocumented or there is a lack of any formal agreement we would generally view the related party notes and interest payable to be due on demand. If this is the case please tell us your basis for classifying the note and interest payable as long-term liabilities. Alternatively, please revise your presentation and related disclosures and present these obligations as current.

Statement of Operations, page 5

10.	We note your response to comment 13 in our letter dated January 23, 2007. Please classify all share based compensation in the same line or lines as cash compensation paid to the same employees. See SAB Topic 14.F.

11.	Please tell us how much of the $136,154 in trade receivables is directly related to the $135,254 of music sales recognized in the nine months ended February 28, 2007. We assume the amounts are substantially related since all other revenue amounts to $37,350 for the same nine month period. If so, please tell us the stated trade payment terms for music receivables and how you determined all elements necessary for revenue recognition existed as of February 28. See SAB Topic 13A.1. Specifically, tell us how collectibility was reasonably assured in consideration of material uncollected amounts. In your response please tell us how much in trade receivables has been collected for each customer subsequent to the balance sheet date.

12.	To the extent revenue on music sales is recognizable; please tell us your basis for recognizing music sales and royalty costs on a gross basis. We note the Company did not assume inventory risk, it does not have discretion in selecting a supplier and it is not involved in determining product specifications. See EITF 99-19. Please advise or revise and display a net presentation of music sales and royalties, as applicable.

Statements of Cash Flows, page 6

13.	You are required to classify interest cash payments as cash outflows from operating activities. See paragraph 23.d of SFAS No. 95. Please advise or revise and reclassify accrued interest-related parties in all filings. Also label related party interest expense accordingly in your statement of operations.

Notes to Financial Statements, page 8

2. Nature of Business, page 8

14.	Please separately disclose revenue generated in the U.S. and other foreign countries, as applicable. To the extent you do not generate revenue in other countries, please revise your disclosure regarding worldwide CD sales. See paragraph 38.a. of SFAS No. 131.

15.	Since your annual filing does not include a policy note for music revenue please update your disclosures to include your policy for recognizing music revenue and related cost of sales. We note music revenues have become material to your results of operations.

4. Related Party Transactions, page 8

16.   Please revise your discussion of the television operations to be consistent with the revisions in your annual filing, as applicable.

17.   We note your response to comment 10 in our letter dated January 23, 2007.   The Form 8-K filed on December 18, 2006, shows FEI holds a variable interest in FEML. We bring your attention to FEI's contractual commitment to pay FEML 25% of gross advertising revenues and absorb any expected residual income or loss from managing the TV stations. We refer you to Exhibits 10.3 and 10.4 to Form 8-K. Further, FEI's commitment to absorb a majority of expected residual returns and losses would identify it as the primary beneficiary and require it to consolidate FEML. Also consider the terms stating FEI has full and exclusive control of the advertising inventory and FEML conveyed its purchase option to FEI at no extra cost and for identical terms. Please tell us how you determined that either (a) FIN 46(R) does not apply to FEML based on the requirements in paragraph 4, (b) that FEML is not subject to consolidation because any one of the conditions in paragraph 5 exists or (c) that another entity has been determined to be the primary beneficiary. Please include specific details in FIN 46(R) and economic facts to support the positions in your response.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

18.   We note there is no measure of gross profit in your statements of operations. Please revise and remove any discussion of gross profits or include a presentation of gross profit in your statement of operations and include a policy note that specifically describes the costs included and excluded from costs of sales.

19.   You disclose your net loss to be $43,718 for the three months ended February 28, 2007. Please advise or revise amounts in MD&A to reconcile to the financial statements, as applicable.

20.   Please disclose the distribution methods for CD and other music products. For example, describe if your customers are traditional or internet retailers and geographic areas they serve. See Items 101(b)(2) and 303(b)(1)(iv) of Regulation S-B. If you have entered into distribution agreements we would expect the agreements to be filed as material contracts under Item 601(b)(10) of Regulation S-B.

21.   We refer you to paragraph 6. Please disclose your basis for disclosing $33,000 as a level of SG&A that is representative of the period and how you derived that amount. Alternatively, please exclude this disclosure from your filing.

Item 3. Controls and Procedures, page 18

22.   Please revise your Item 307 and 308 disclosures to include the requirements recommended by the staff in their review of your amended Form 10-KSB. See the applicable comment 3, above.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna DiSilvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Michael Moran
                        Accounting Branch Chief